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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of January 2004
                      ------------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                            ------                    ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No    X
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                 LG Card Debt-to-Equity Conversion by Woori Bank

The Board of Directors of Woori Bank passed a resolution to carry out a debt-to-equity conversion in relation to LG Card as a step towards the rehabilitation of LG Card.

Key Details of Debt-to-Equity Conversion
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1. LG Card debt-to-equity conversion amount : 351.8 billion Won
   - Original exposure     : 176.2 billion Won
   - New liquidity support : 175.6 billion Won

2. Allocation criteria
   - The debt-to-equity conversion amount was derived based on the exposure volume as reported by the 16 creditor financial institutions

3. Conversion date and method
   - The date and method have not been confirmed yet but a public release will be provided when details are finalized

4. Board of Directors Resolution Date : January 14, 2004

* Any adjustments to LG Card's rehabilitation plan may bring about changes to the above debt-to-equity conversion.

Woori Bank is a wholly owned-subsidiary of Woori Finance Holdings Co., Ltd.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Woori Finance Holdings Co., Ltd.
                                            ------------------------------------
                                            (Registrant)



     Date: January 15, 2004                 By: /s/ Won Gihl Sohn
                                            ------------------------------------
                                            (Signature)

                                            Name:  Won Gihl Sohn
                                            Title: Managing Director